Exhibit 99.1

Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity

Mesoblast Limited

ABN	Quarter ended (“current quarter”)
68 109 431 870	30 September 2018

Consolidated statement of cash flows

		Current quarter	Year to date (3 months)
		US$ '000	US$ '000
1	Cash flows from operating activities
1.1	Receipts from customers	1,595	1,595
1.2	Payments for:
	(a) research and development	(12,639)	(12,639)
	- includes the costs of the three Tier 1 Phase 3 programs in advanced chronic heart failure, chronic low back pain and acute graft vs host disease.
	(b) manufacturing commercialisation	(3,891)	(3,891)
	(c) advertising and marketing	—	—
	(d) leased assets	—	—
	(e) staff costs	(2,127)	(2,127)
	(f) other expenses from ordinary activities	(2,848)	(2,848)
	(g) other:
	- intellectual property portfolio expenses	(534)	(534)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	136	136
1.5	Interest and other costs of finance paid	(887)	(887)
1.6	Income taxes paid	(3)	(3)
1.7	Government grants and tax incentives	1,654	1,654
1.8	Other (provide details if material)	—	—
1.9	Net cash from / (used in) operating activities	(19,544)	(19,544)

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Current quarter	Year to date (3 months)
		US$ '000	US$ '000
2	Cash flows from investing activities
2.1	Payment to acquire:
	(a) property, plant and equipment	(39)	(39)
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.2	Proceeds from disposal of:
	(a) property, plant and equipment	—	—
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—
	(a) Payments for contingent consideration	—	—
2.6	Net cash from / (used in) investing activities	(39)	(39)

		Current quarter	Year to date (3 months)
		US$ '000	US$ '000
3	Cash flows related to financing activities
3.1	Proceeds from issues of shares	10,048	10,048
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options	(358)	(358)
3.5	Proceeds from borrowings	28,950	28,950
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	(1,534)	(1,534)
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	—	—
3.10	Net cash from / (used in) financing activities	37,106	37,106

		Current quarter	Year to date (3 months)
		US$ '000	US$ '000
4	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of quarter/year to date	37,763	37,763
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(19,544)	(19,544)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(39)	(39)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	37,106	37,106
4.5	Effect of movement in exchange rates on cash held	(143)	(143)
4.6	Cash and cash equivalents at end of quarter	55,143*	55,143*

* *Additionally US$40.0 million in gross cash proceeds were received from Tasly Pharmaceutical Group on October 11, 2018 pursuant to a Development and Commercialization Agreement (US$20.0m) and an Investment Agreement (US$20.0m) signed on July 17, 2018.

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 2

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Current quarter	Previous quarter
		US$ '000	US$ '000
5	Reconciliation of cash and cash equivalents
	at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	54,611	37,221
5.2	Call deposits	99	99
5.3	Bank overdrafts	—	—
5.4	Other (Term deposits)	433	443
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	55,143*	37,763

*Additionally US$40.0 million in gross cash proceeds were received from Tasly Pharmaceutical Group on October 11, 2018 pursuant to a Development and Commercialization Agreement (US$20.0m) and an Investment Agreement (US$20.0m) signed on July 17, 2018..

Current quarter
US$ '000
6	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	395
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2
Payment to directors (for the current quarter) = $395,000

Current quarter
US$ '000
7	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	—
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

+ See chapter 19 for defined terms.

01/09/2016Appendix 4C Page 3

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Total facility amount at quarter end	Amount drawn at quarter end
		US$ '000	US$ '000
8	Financing facilities available
Add notes as necessary for an understanding of the position
8.1	Loan facilities	115,000*	65,000*
8.2	Credit standby arrangements	—	—
8.3	Other (please specify)	—	—
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

*Loan facility with Hercules Capital, Inc.

On March 6, 2018, Mesoblast entered into a Loan and Security Agreement with Hercules Capital, Inc. (“Hercules Capital”) for a US$75.0 million secured four-year credit facility. Mesoblast drew the first tranche of US$35.0 million on closing. An additional US$15.0 million may be drawn during Q4 CY2018, and a further US$25.0 million may be drawn prior to or during Q3 CY2019, in each case as certain milestones are met.

At closing date, the interest rate was 9.45%. On September 27, 2018, in line with the increase in the U.S. prime rate, the interest rate on the loan increased to 10.20%.

Loan facility with NovaQuest Capital Management, L.L.C.

On June 29, 2018, Mesoblast entered into a Loan and Security Agreement with NovaQuest Capital Management, L.L.C. (“NovaQuest”) for a non-dilutive US$40.0 million secured eight-year term loan. Mesoblast drew the first tranche of US$30.0 million of the loan on closing. An additional US$10.0 million from the loan will be drawn on marketing approval of remestemcel-L by the United States Food and Drug Administration (FDA).

Prior to maturity in July 2026, the loan is only repayable from net sales of remestemcel-L (MSC-100-IV) in the treatment of pediatric patients who have failed to respond to steroid treatment for acute Graft versus Host Disease (aGvHD), in the United States and other geographies excluding Asia. Interest on the loan will accrue at a rate of 15% per annum with the interest only period lasting 4 years. Interest payments will be deferred until after the first commercial sale. The financing is subordinated to the senior creditor, Hercules Capital.

		US$ '000
9	Estimated cash outflows for next quarter
9.1	Research and development	(14,252)
9.2	Manufacturing commercialisation	(3,114)
9.3	Advertising and marketing	—
9.4	Leased assets	—
9.5	Staff costs	(3,449)
9.6	Other expenses from ordinary activities	(2,678)
9.7	Other (provide details if material):
	(a) Intellectual property portfolio expenses	(547)
	(b) Interest expenses	(896)
9.8	Total estimated cash outflows	(24,936)*

* Mesoblast cash and cash equivalents will be augmented by the following receipts:

•	US$40.0 million from completion of a strategic cardiovascular alliance with Tasly Pharmaceutical Group;
•	€5.0 million payment to be received within 12 months from the December 2017 patent license agreement from Takeda Pharmaceutical Company Ltd for product Alofisel®;
•	royalty and milestone receipts earned on sales of TEMCELL® HS Inj.[1] in Japan; and

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 4

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

•	interest income receipts.

On October 12, 2018 we announced the completion of a strategic cardiovascular alliance with Tasly Pharmaceutical Group in China. On October 11, 2018, we received gross cash proceeds of US$40.0 million, comprising an upfront technology access fee of US$20.0 million and a US$20.0 million share issuance.

Mesoblast is in advanced negotiations with selected pharmaceutical companies with respect to potential partnering of certain Tier 1 product candidates. Mesoblast does not make any representation or give any assurance that such a partnering transaction will be concluded.

Up to an additional US$50.0 million is available to Mesoblast, subject to achievement of certain milestones, under the financing arrangements with Hercules Capital and NovaQuest. Refer to 8.4 for further details.

Mesoblast established an equity facility in 2016 with Kentgrove Capital for up to A$120 million/US$90 million over the next 9 months to be used at its discretion to provide additional funds as required.

1 TEMCELL HS. Inj. is a registered trademark of JCR Pharmaceuticals Co. Ltd.

		Acquisitions	Disposals
		US$ '000	US$ '000
10	Acquisitions and disposals of business entities
(items 2.1(b) and 2.2(b) above)
10.1	Name of entity	—	—
10.2	Place of incorporation or registration	—	—
10.3	Consideration for acquisition or disposal	—	—
10.4	Total net assets	—	—
10.5	Nature of business	—	—

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:/s/ Charlie HarrisonDate: 31 October 2018

                                (Company Secretary)

Print name:Charlie Harrison

Notes

1.

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.

If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

+ See chapter 19 for defined terms.

01/09/2016Appendix 4C Page 5

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 6